NORTH SQUARE INVESTMENTS TRUST

MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

North Square Investments Trust (the "Trust") on behalf of its series listed on Schedule A, as amended from time to time, (each a “Fund”) hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), which sets forth the separate distribution arrangements and expense allocations of each class of shares of each Fund.

CLASS CHARACTERISTICS

Each class of shares of a Fund will represent an interest in the same portfolio of investments of the Fund and be identical in all respects to each other class of shares of the Fund, except as set forth below.

Class A: Class A shares will be subject to a Rule 12b-1 distribution fee with a maximum annual fee of 0.25% of average daily net assets.

Class C: Class C shares will be subject to a Rule 12b-1 distribution fee with a maximum annual fee of 1.00% of average daily net assets.

Class K: Class K shares will not be subject to any Rule 12b-1 fee.

Class I: Class I shares will not be subject to any Rule 12b-1 fee.

The only differences among each class of shares of a Fund will relate solely to:

(a)distribution fee payments associated with a Rule 12b-1 plan for a particular class of shares and any other costs relating to implementing or amending such plan (including obtaining shareholder approval of such plan or any amendment thereto), which will be borne solely by shareholders of such class;

(b)shareholder service fee payments for a particular class of shares and any other costs relating to implementing or amending such plan, which will be borne solely by shareholders of such class;

(c)different class expenses, which will be limited to the following expenses determined by the Board of Trustees to be attributable to a specific class of shares:

(i)printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a specific class;

(ii)Securities and Exchange Commission registration fees and state “blue sky" fees incurred by a specific class;

(iii)	litigation or other legal expenses relating to a specific class;

(iv)	Trustee fees or expenses incurred as a result of issues relating to a specific class;

(v)	accounting expenses relating to a specific class; and

(vi)	voting rights related to any Rule 12b-1 Plan affecting a specific class of shares;

(d)	different transfer agency fees and related expenses attributable to a specific class;

(e)	exchange privileges; and

(f)	class names or designations.

Any additional incremental expenses not specifically identified above that are subsequently identified and determined to be properly applied to one class of shares of a Fund shall be so applied to such class of shares of the Fund upon approval by a majority of the Trustees, including a majority of Trustees who are not interested persons of the Trust.

INCOME AND EXPENSE ALLOCATION

Certain expenses attributable to the Trust, and not to a particular series, will be borne by each series on the basis of the relative aggregate net assets of the series. Expenses that are attributable to a Fund, but not to a particular class thereof, will be borne by each class of the Fund on the basis of relative net assets of the classes. Notwithstanding the foregoing, the investment manager or other service provider may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1940 Act.

A class of shares may bear expenses that are directly attributable to such class as set forth above.

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by a Fund to each class of shares, to the extent that any dividends are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that any distribution fees, shareholder service fees and class expenses allocated to a class will be borne exclusively by that class.

EXCHANGES

Shareholders may exchange shares of any class of a Fund for those of similar share classes of another Fund, if any, or for shares of a similar share class of any other series of the Trust for which the Fund’s investment manager serves as investment manager (which other series may be included in another Multiple Class Plan).

CONVERSION OF SHARES

A share conversion is a transaction in which shares of one class of a Fund are exchanged for shares of another class of the Fund. Share conversions can occur between any two share classes of a Fund. In a conversion, a shareholder will receive shares of another class equal to the aggregate net asset value attributable to the shares of the current class held by the shareholder divided by the net asset value per share of the other class. Generally, a shareholder may request a share conversion when a shareholder becomes eligible for another share class of the Fund or no longer meets the eligibility of the share class owned by the shareholder (and another class exists for which the shareholder would be eligible).

Class C shares of a Fund may be converted into another class of shares of the Fund at the direction of a shareholder or its financial intermediary. To qualify for a conversion, the shareholder must satisfy the conditions for investing in the class into which the conversion is sought. A shareholder or financial intermediary may only convert the shareholder’s Class C shares into another class of shares if the Class C shares are no longer subject to a Contingent Deferred Sales Charge (“CDSC”) or the Fund’s advisor has been or will be reimbursed the portion of the CDSC otherwise payable on those shares. Class C shares may only be converted to Class A shares if the conversion is made to facilitate a shareholder’s participation in a fee based or wrap fee program, or in other circumstances subject to the Fund advisor’s discretion.

In addition, each Fund reserves the right to mandatorily convert shareholders from one class to another if they no longer qualify as eligible for their existing class, or if they become eligible for another class and such conversion does not adversely affect the shareholder. Such mandatory conversions may be as a result of a change in value of an account due to market movements, exchanges or redemptions. A Fund will notify affected shareholders in writing prior to any mandatory conversion.

A share conversion is not expected to result in the recognition of gain or loss by a shareholder for U.S. federal income tax purposes.

GENERAL

Any distribution arrangement of the Trust or any services, including distribution fees pursuant to Rule 12b-1 under the 1940 Act and any initial sales charge or contingent deferred sales charges, will comply with Article III, Section 26 of the Rules of Fair Practice of the National Association of Securities Dealers, Inc.

Any material amendment to this Plan must be approved by a majority of the Board of Trustees of the Trust, including a majority of those Trustees who are not interested persons of the Trust.

* * * * *

SCHEDULE A

Funds	Class
North Square Oak Ridge Disciplined Growth Fund	A
I
North Square Oak Ridge Dividend Growth Fund	A
I
North Square Dynamic Small Cap Fund	A
I
North Square International Small Cap Fund	A
I
North Square Multi Strategy Fund	A
C
I
North Square Oak Ridge Small Cap Growth Fund	A
C
K
I
North Square Global Resources and Infrastructure Fund	A
I
North Square Advisory Research All Cap Value Fund	I
North Square Strategic Income Fund	A
I

Restated December 17, 2019 to include the North Square Advisory Research All Cap Value Fund and the North Square Strategic Income Fund